

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2025

John Brancaccio
Interim Chief Executive Officer
Hepion Pharmaceuticals, Inc.
55 Madison Ave., Suite 400 - PMB# 4362
Morristown, NJ 07960

> **Re: Hepion Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 16, 2025**

Dear John Brancaccio:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　Office of Life Sciences

cc:　　Jeffrey Fessler, Esq.